06018910

Emeco Holdings Limited

28 November 2006

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECEIVED NOV 30 2006 SEC MAIL PROCESSING 151

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Limited – Managing Director's Address to the 2006 Annual General Meeting, released to the Australian Stock Exchange Limited on 28 November 2006;*

2. *Emeco Holdings Limited – Results of Annual General Meeting held on 28 November 2006, released to the Australian Stock Exchange Limited on 28 November 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

PROCESSED
DEC 0 6 2006
THOMSON
FINANCIAL

pp Mike Kirkpatrick
Company Secretary

Enclosures (3)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Emeco Holdings Limited

Managing Director's Address to the 2006 Annual General Meeting

For those shareholders who may be less familiar with the Emeco business model, I would like to take a minute to provide a quick over view of our key activities. Our business revolves around dealing with large earthmoving equipment that we supply into the mining industry and the larger end of the construction market. We procure, then sell and rent this large equipment to a variety of ultimate end users such as miners, contract miners; and both large and small construction contractors.

We operate around the world, but are principally focused on five global locations.

(1) We have operations throughout Australia;
(2) We are well established in Indonesia;
(3) We are building a sizable presence in Canada via a recently acquired existing business;
(4) We are building an emerging trading and rental business in the USA;
(5) and we are advancing positively to establish a procurement and sales business in Netherlands that will service the Commonwealth of Independent States (the fragmented old Russia), Eastern Europe and south into Africa.

We procure and trade about 800 machines around the globe annually. We have approximately 1000 pieces of large equipment in our global rental operations that are on rent for periods ranging from 2-3 months to up to 60 months duration.

In addition to these capabilities, we have a very substantial skill in managing these types of large assets. We have large workshops and maintenance personnel located strategically within our spread of businesses to support our very large capital investment. We are world class at managing very large assets.

We are currently approaching a level of about 500 employees and continue our search for the most talented people we can find to support our growth strategies which I will talk about in a while.

2005/2006 was a land mark year for the Emeco group. The growth in the scale of Emeco's business last year was impressive. Given the number of one off events that have occurred during the last two years it is more appropriate to discuss financial details on a pro forma basis than a statutory basis. Therefore my reference to any financial terms will be on a pro forma basis. Revenue for the year increased by 31.2% to $382.8 million. EBITDA increased by 48.7% to $143.4 million; EBITA increased by 41.9% to $89.4 million.

The significant growth in revenue and earnings was achieved largely as a result of an increased level of growth capital invested by the Company. Total capital expenditure for the year, including growth capital and maintenance capital expenditure was $313.1 million. Growth capital amounted to $267.3 million and maintenance capital being $45.8 million.

While these revenue and earnings numbers serve to highlight our focus on executing Emeco's global growth strategy, shareholders can be assured that we will only pursue growth opportunities if they can enhance returns for shareholders. EBITA ROFE for the year was 18.5%, only slightly down on the group's historical average. This was a great result considering the very substantial funds invested in the business over the year and the fact that a significant amount of those funds were deployed late in the financial year and did not contribute to earnings by year end.

Some of the highlights for the year included:

- strong growth in opportunities that came from new and existing Australian mining customers, who have come to accept the Emeco rental model and the operational and financial flexibility it provides them;
- the acquisition of River Valley Equipment Sales Ltd by Emeco Canada Ltd which provided us with a sound platform to pursue the significant growth opportunities available in the Canadian market, particularly in Alberta and British Columbia;
- the acquisition of the business of Andy's Earthmovers, which has allowed us to consolidate our position in regional Victoria and south eastern Australia, a region where Emeco had not previously had a strong presence; and
- expansion of our procurement and sales capability in Europe with the opening of a facility in Moerdijk, in the Netherlands.

Although the Chairman referred to our recently completed IPO, it would be remiss of me not to mention it also. The IPO was a resounding success for the Company, particularly providing the shareholders and employees with more certainty about the direction of their future and, most importantly, access to capital, to enable us to grow into a world class enterprise. As a result of the IPO capital raising, we were able to pay down our debt to $250 million. Taking into account our new debt facilities, we have now removed a significant constraint on access to funds, and enhanced our capacity to continue to execute our growth strategy.

In addition to the IPO, we achieved two significant milestones after the close of the financial year. On 5 July 2006, we acquired the business and assets of Bevans, an independent regional equipment rental and sales business based in Orange, NSW.

On 11 July 2006, we acquired from TSM North America Inc. a large package of heavy earth moving equipment which was partially deployed under rental contracts with coal mining companies in Kentucky and West Virginia. This strategically important acquisition provided us with a core inventory of assets for deployment in the Appalachian coal mining region of the United States, namely Kentucky, West Virginia and Ohio.

Employees

During the 2005/2006 year one of my primary concerns was to ensure that our rapid growth was supported by appropriate resources, particularly people. During the past year we have recruited a significant number of new employees at all levels of our operations in Australia, Indonesia, North America and Europe to help us manage our businesses and ensure that we maintain our reputation as both a reliable supplier to our customers and as a soundly managed business.

While we have enhanced our capabilities with significant levels of recruitment, we could not have met our strategic goals in 2005/2006 without an extraordinary effort from all of our employees. It is a testament to their dedication, skills and commitment that we have been able to execute such an ambitious growth agenda, including the IPO, and maintain a strong focus on financial discipline and sound management of our businesses. I would like to thank all of our employees for their marvelous efforts in what has been a very busy year.

Market Outlook

The outlook for Emeco remains very positive. Recent estimates by industry experts AME and ABARE suggest underlying growth in volume out of ground will continue robustly with forecast annual growth in earth moved for our major industry exposures expected at approximately 6 to 7% from 2005 – 2010. Strong existing relationships with mine operators and continuing trends towards outsourcing of materials handling by mine operators are expected to continue to underpin our financial performance in the future.

Civil construction demand for heavy earth moving equipment in Australia and Canada also remains strong with the outlook particularly positive in North America as a result of the Alaskan/Canadian Pipeline project and US Federal Highways plan. I was in the USA last week and the general consensus is weighted towards a soft landing in the USA which augurs well for continuing economic strength in Asia and India. This in turn should translate into increasing demand for our products and services.

We are experiencing an increasing acceptance of Emeco's equipment rental model by some of our largest existing customers and by new customers, principally in the Australian mining industry.

We are also starting to secure new work in Canada and the USA where customers are becoming aware of our capabilities. Furthermore, our own internal analysis indicates there is considerable scope to increase our rental penetration of the market for heavy earthmoving equipment.

Despite supply conditions for new heavy earth moving equipment continuing to remain tight, we have continued to demonstrate our capacity to procure equipment to support the expansion of our rental and sales fleets.

Business Outlook

The outlook remains strong for Emeco in each of our five operating theatres. We expect tight supply conditions to remain in place for our target heavy earth moving equipment, with commentary from key suppliers suggesting significant new capacity is unlikely in the near term. Tyres for large earthmoving equipment are in very short supply around the world and we have witnessed examples of machines being stood down due to the lack of available tyres. We have been tracking this emerging shortage for some years and have taken steps to ensure we have adequate

numbers of tyres for our needs for the foreseeable future by entering into long term contracts with the world's largest tyres manufacturers. We therefore feel relatively secure in our current position.

In Australia, we will continue to take advantage of organic growth opportunities. We will also continue to search for acquisition targets which show potential to deliver strategic and shareholder value. The Bevans business in Western NSW has now been through a makeover and is starting to deliver some of its potential.

We will continue to harvest cash from our Indonesian operations while keeping a watchful eye on new opportunities to grow our business. There are a number of large projects we have been invited to price. These require substantial amounts of capital that we are prepared to commit if they are able to meet our internal investment hurdle rates.

We have committed funds to our Canadian operations to establish two new branches in Alberta province. We will have operational capability in Grand Prairie and Fort Mackay shortly. These locations are in the North West and Northern areas respectively of Alberta. They will provide excellent coverage across the province and access into British Columbia from the Grand Prairie branch.

We are continuing to build upon our procurement and sales capability in Houston and Atlanta in the USA. Just last week we opened our doors for business in Atlanta. We are pushing ahead with our intention to build a sizeable rental business in the Appalachian area covering Kentucky, West Virginia and Ohio from our TSM acquisition. This market is currently very fragmented and offers significant opportunities to create a world class rental business. We are pleased with our progress to date and remain optimistic about the medium term prospects. We have secured some good opportunities and our people are working on a large number of exciting prospects.

We are also exploring organic and acquisition growth opportunities in Western Europe to build upon our existing facilities in the Netherlands. We are hoping to finalise plans for a step up in our capability with in the next few months.

Since our major focus over the last few years has been about growing the business rapidly to achieve first mover privilege, we now need to be more focused on ensuring we manage our resources more effectively by reviewing our core business processes and continually re-engineering the way we operate our businesses. We have recently engaged on a focused drive to eliminate waste

and reduce costs and our success to date has been pleasing. We will also be increasing our commitment to environmental and occupational heath and safety measures to ensure we provide an injury free working environment for all our stakeholders.

In the forecasts prepared for our prospectus, total capital expenditure for the 2006/2007 financial year was expected to be $168 million, based on the methodology we agreed with the Investigating Accountants; comprised of $113.4 million of growth capital expenditure and $54.6 million of maintenance capital expenditure. To the end of October, 2006, we have committed total capital expenditure of $228.2 million comprising $174.8 million of growth capital expenditure and $53.4 million of maintenance or stay in business capital expenditure. The capital has been spread reasonably evenly throughout our operations.

While the additional increment of growth capital expenditure will contribute to earnings down the track, we would like to remind you that there is an inevitable lag between the commitment of capital and the commencement of earnings following its deployment. As at the end of October 2006, of the $174.8 million of committed growth capital, only 65% has been paid for and of this amount, only 58% is currently working.

Whilst deployment lags are unavoidable, the length of these lags has gradually increased mainly as a result of continuing tight supply conditions in the overall mining and construction industries relating to the availability of machinery and labour. These shortages have been exacerbated by infrastructure bottlenecks, particularly at Australian ports. Our management is working with a number of our suppliers, government agencies, customers and other stakeholders to reduce deployment delays and has had some success in resolving a number of the issues which have led to these delays.

When we were talking to potential investors and analysts around the time of our IPO, we were indicating the deployment lag was historically around four months. We believe in the current environment the lag period has been pushed out to approximately six months.

Notwithstanding some of the frustrations we have experienced in getting our machines to customers as quickly as we would like, the markets we serve continue to provide a number of opportunities for Emeco. Our financial run rates continue to improve and, like our experience in 2006, the bulk of our earnings will be weighted towards the second half of the financial year as

newly deployed growth capital starts to produce earnings. Last year 55% of our earnings came in the second half of the financial year.

Guidance

I would like to remind our shareholders of the growth and increased financial performance that we are all focused on delivering by the end of the 2007 financial year.

Our plan is to increase revenue to $524 million in 2007, from the $382.8 million we achieved in 2006; an increase of 36%.

We are also committed to increasing EBITDA and EBITA in the 2007 financial year by 44% and 36% respectively to $207 million and $121.8 million.

I hope you agree that these goals represent a significant uplift in our company's performance and will create value for all our stakeholders.

Although quite early in the new financial year, your board and management team continue to believe these goals are achievable; and are working diligently to exceed them. As I have indicated, we are already ahead of our forecast expectations with regard to growth capital. Our challenge is to continue this positive momentum and ensure timely deployment of the new equipment. We are currently tracking along our expected earnings forecast trajectory as we close in on the first half year period.

Assuming the markets continue to perform in a similar manner as they have over the last immediate period, and we don't witness any further deterioration on the supply side within the industry, we believe we will be able to deliver an acceptable outcome for our shareholders.

In closing I would like to make a few final remarks.

Today marks a very important day in the history of our Company with the passing of the Chairman's batten from Greg Minton to Alec Brennan. I would like to pass on my thanks to Greg who facilitated us on a journey from private ownership to public ownership in a smooth and successful manner. Thankfully, Greg will be remaining on the Board for the foreseeable future and we will continue to benefit from his strategic and operational input.

Additionally, with our transition into public life, two very capable directors, James Carnegie and Rob Koczkar retired from the Board in the middle of the year. On behalf of all shareholders may I pass on a vote of thanks for the wonderful contributions they made whilst on the Board and wish them every success in their future pursuits.

May I now extend a warm welcome to Alec Brennan. Alec is a very well known and respected senior leader in the Australian and International corporate world and we are grateful that he has agreed to become Chairman of our Board. Alec joins us at a very opportune time to assist us in the further development of our value propositions to ensure we always remain relevant to our customers and importantly, to assist us with his guiding hand on our continuing international growth strategies. I look forward to working closely with Alec over the coming years.

I believe Emeco has a terrific future. We are grateful for your support and in closing I can assure you of our total commitment to do everything possible to ensure we become a successful world class company.

Thank you.

Emeco Holdings Limited

28 November 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgment

Dear Sir/Madam

Results of annual general meeting held on 28 November 2006

All of the resolutions put to the annual general meeting of shareholders held today were passed on a show of hands.

In accordance with section 251AA of the Corporations Act, we set out below details of the proxies received in respect of each of the resolutions.

Resolution 1: Election of Mr Stuart Fitton

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
327,983,550	67,662	170,785	50,242,357

Resolution 2: Election of Mr Peter Johnston

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
318,699,712	9,348,868	170,259	50,245,515

Resolution 3: Adoption of remuneration report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
198,525,440	88,794,189	36,063,370	55,081,355

Resolution 4: Appointment of auditor

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
323,070,584	128,997	165,787	55,098,986

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary